Filed by: Brillian Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Brillian Corporation
Commission File No.: 000-50289
The communication filed herewith is a transcript of a conference call held by Brillian Corporation (“Brillian”) on November 14, 2005, to discuss its financial results for the quarter ended September 30, 2005, and contains certain statements regarding the proposed merger of Brillian and Syntax Groups Corporation.
A copy of the transcript follows:
C O R P O R A T E   P A R T I C I P A N T S
Hope Frank
Brillian Corporation — Vice President of Marketing
Vincent Sollitto Jr
Brillian Corporation — President and CEO
Wayne Pratt
Brillian Corporation — VP and Chief Financial Officer
C O N F E R E N C E   C A L L   P A R T I C I P A N T S
Rick Faust
C.E. Unterberg, Towbin — Analyst
Matthew Smith
CIBC — Analyst
Michael Bertz
WR Hambrecht — Analyst
P R E S E N T A T I O N
Hope Frank — Brillian Corporation — Vice President of Marketing
Thank you and good afternoon. Before we begin the formal part of our presentation, let me tell you that what we’re about to say as well as any questions we may answer could contain predictions, estimates and other forward-looking statements. Our use of words like project, estimate, forecast and other similar expressions is intended to identify those forward-looking statements.
Any forward-looking statements that we might make represent our current judgment and what the future holds. As such, those statements are subject to a variety of risks and uncertainties. Important risk factors and other considerations that could cause our actual results to be materially different are described in our securities filings, including our annual report on Form 10-K. I encourage you to review that document. Also on October 24, 2005, Brillian filed a definitive joint proxy statement and prospectus pursuant to Rule 424B3 with the Securities and Exchange Commission regarding our proposed merger with Syntax Groups Corporation.
Because the joint proxy statement and prospectus and any other relevant materials filed by Brillian with the SEC contain important information about Brillian, Syntax and the merger, investors and security holders of Brillian and Syntax are urged to read them. A replay of this call can be found on our Web site later today at www.brilliancorp.com.
This conference contains time sensitive information. It is accurate only as of the time hereof. If any portion of this presentation is rebroadcast, retransmitted, or redistributed at a later date, Brillian will not be reviewing or updating the material contained herein. Brillian’s actual results could differ materially from these statements. With that, I now turn you over to Vince.
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Thank you Hope. I’d like to begin by laying out the agenda for today’s call. First, Wayne will review our financial results. Then I’ll update you on the strategy and outlook for our company. After our prepared remarks, we will open up the call for questions. I will now turn the call over to Wayne for a review of our financial performance. Please go ahead, Wayne.

Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
Thank you, Vince. Our revenue in the quarter ended September 30, 2005, decreased 10% year over year to $659,000. All of our revenue in the third quarter of 2005 was from the sale of product. We did not recognize any design and engineering services revenue in the quarter. Product revenue of $659,000, down 2% from the third quarter of 2004, was derived from sales of HDTVs totaling $191,000 and of microdisplay products totaling $468,000.
Sales of microdisplay products was comprised of $359,000 derived from projection applications and the remainder from near-to-eye applications. Year to date revenue through September 30, 2005, was $2.5 million, up 8% year over year. All of our revenue year to date has been derived from product sales.
Cost of sales in the third quarter totaled $4.1 million, a decrease of 5% from the third quarter of 2004. Cost of sales for the nine months ended September 30, 2005 totaled $11.3 million, up 20% from the comparable period of 2004.
During the third quarter of 2005, we wrote down the carrying value of light engine and imager production materials in inventory to address obsolescence and lower cost of market issues resulting from a design change to our new light engine. This resulted in a non-cash charge to cost of sales of approximately $870,000 in the third quarter. The large negative gross margin in each period resulted primarily from the low volume of shipments. To date, our manufacturing capacity has exceeded our manufacturing volume, resulting in the inability to fully absorb the cost of our manufacturing infrastructure.
A significant portion of our manufacturing costs are fixed in nature and consist of items such as utilities, depreciation and amortization. The amounts of these costs do not vary period to period based on the number of units produced, nor can the amounts of these costs be adjusted in the short term.
Second quarter selling, general and administrative expenses increased year over year by 143% to $1.2 million. Year to date, selling, general and administrative expense was $3.4 million, up 27% from the comparable period of 2004.
Selling, general and administrative expense in the third quarter of last year was reduced by approximately 300,000 due to the reversal of a bonus accrual that had been established in previous quarters. No such reversal occurred in the third quarter of this year. Also during 2005, we implemented the provisions of FAS 123R, which increased our costs.
Third quarter research and development expenses increased 11% to $2.5 million. This year-over-year increase is primarily due to the adoption of FAS 123R. For the first nine months of 2005, research and development expense increase 7% to $7.2 million from the comparable period of 2004.
As you may recall, in our spin-off from Three-Five Systems in September of 2003, we received an asset that had resulted from an investment that had previously been made by Three-Five Systems and Silicon Bandwidth, a privately held venture capital backed company.
On September 30, 2005, we evaluated the carrying value of our investment in Silicon Bandwidth and determined that this investment had been impaired. As a result of this evaluation, we wrote off the entire amount of our investment, $1.1 million, as it is probable that the amount, if any, to be realized from this investment would be minimal. This was a non-cash and non-recurring charge. During the third quarter of 2005, we reported net interest expense of $1.3 million versus net interest income of $47,000 in the third quarter of 2004.
In two separate financing transactions in April and July of this year, we issued a total of $7.5 million face value of convertible debentures and a total of $4.075 million of face value senior secured debentures. There were also warrants issued in connection with these financing transactions.

Generally accepted accounting principals required that we measure the value of the warrants and conversion features of the debentures at fair value and record this amount as a discount to the debentures. The original discount of the convertible debentures was equal to the face value of the debt issued. The original discount of the senior secured debentures was $319,000. Therefore, the original recorded amount of debt issued net of discount was approximately $3.8 million, compared with the $11.6 million face value.
This discount plus the amortization of debt issuance costs, such as commissions paid to placement agents, legal and accounting fees, is being accreted to interest expense over the three-year term of the notes. The total amount of this non-cash interest expense in the third quarter of 2005 was $795,000.
Additionally, during the third quarter, some of the investors in these financing rounds converted a portion of their convertible debentures to common stock. Upon such conversion, a pro rata portion of the debt discount must be recognized as interest expense. As a result of these conversions, we recognized an additional $315,000 of non-cash interest expense.
So to summarize, included in the $9.6 million net loss for the quarter was approximately $3.6 million of non-cash, non-recurring expenses and excluding these expenses, our net loss for the quarter would have been approximately $6 million even.
Turning to the balance sheet. We ended the quarter with $2.4 million in cash and cash equivalence, 4.9 million in working capital, 7.5 million of stockholder’s equity and $4.4 million of debt. As of September 30, 2005, we also had $2 million of availability under a loan agreement with Syntax Groups Corporation.
Now let’s look ahead to the remainder of the year. As you know, both Syntax and Brillian have shareholder meetings scheduled for the 29th of this month to vote on the merger proposal. Assuming shareholders of both companies vote in the affirmative, we anticipate that we could consummate the merger on November 30th.
As I have pointed out before, for accounting purposes, the merger will be considered a reverse merger, meaning that Syntax will apply purchase accounting to Brillian’s assets and liabilities, Syntax’s historical financial statements will become the historical financial statements of the combined company, and we will adopt Syntax’s June 30th fiscal year end.
As you may have seen, Syntax announced today their results of operations for the quarter ended September 30, 2005, the first quarter of their fiscal year. Revenues for the September quarter were $27.4 million, nearly triple the revenue from the first quarter of the previous fiscal year.
They also recorded the strongest gross margin quarter in their existence at 20% gross margins. Net loss was $658,000 compared with a net loss of $192,000 in the comparable quarter of the previous year. Included in the net loss for the first quarter of fiscal 2006, was non-cash compensation expense of $2.2 million related to stock options granted and vested during the quarter. The remaining amount of compensation expense to be recognized related to options granted by Syntax is $340,000, which will be recognized over the next three quarters.
So to summarize Syntax’s results, excluding the effect of the $2.2 million non-cash charge for stock options, which is anticipated to be approximately $115,000 per quarter in the future, Syntax would have recorded pre-tax income of approximately $1.4 million.
We anticipate that gross margins on the LCD TV business will fluctuate quarter to quarter depending on panel pricing, volumes and other factors. Historically, gross margins have ranged from 12.5% to 20%.
We anticipate the gross margins in this business will be in the low to mid teens in the near term, with potential for expansion driven by volume and technological enhancements in the future to the high teens. Given the anticipated timing of the merger closing, only one month of Brillian’s operations will be included in the results of the combined company for the December quarter.

Our current outlook for the December quarter is for the combined revenue to be in a range of from 55 million to $65 million on unit volumes of 95,000 to 105,000 LCD TVs. We anticipate blended gross margins to be in a range of from 10.5% to 13.5% given the LCoS Factory overhead being included for one month.
Combined selling, general, and administrative expense will range from 9 to 11% of revenue, and research and development expense will represent approximately 1% to 2% of revenue. With all these things considered, we anticipate that operating income will be in a range of from negative $700,000 to a positive $1.7 million. This is a rather large range due to several issues that limit the precision of our forecasts. First, the LCD TV business is growing very rapidly. While this rapid growth is a good problem to have, it renders forecast based on history somewhat ineffective.
Gross margins will fluctuate based on volumes, products for in-size mix, channel mix, channel pricing, and rebate price protection and other credits granted to customers and end users. Second, we are in the process of having a valuation study done on the assets and liabilities of Brillian to be used as a basis for our purchase accounting upon consummation of the merger.
With the recent volatility in our stock price, the dollar value to be accounted for in the merger keeps changing. Generally accepted accounting principals require that we record the fair value of the assets and liabilities on the date the merger closes. Any excess of purchase price over the fair value of net assets will be recorded as goodwill, and will not be amortized, but will be subject to impairment analysis periodically.
However, the allocation of the purchase price between good will and identifiable assets will determine the amount of depreciation and amortization of the combined company post-merger. Therefore, it is not possible to precisely determine this allocation prior to the merger closing. With that, now I’ll turn the call back to Vince.
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Thanks, Wayne. Well, what a difference a year makes. Our company has made incredible progress these last 12 months. As you’ll recall, about one year ago, we learned that our light engine supplier will be unable to continue delivery of that critical component to our TV manufacturer here in Phoenix and we were forced to inform our customer that deliveries would not be possible for the 2004 holiday season.
Since then, your team has solved the technical problems with the 720 ultra(ph) light engine and gone to production. We are currently building 720 TVs at a rate of seven per day here in North Phoenix. We have developed our sales channel with over 30 dealers nationwide and continue to add more each week.
We have received outstanding reviews from four distinguished organizations for our first 65 inch 720 HDTV monitor. We have designed a proprietary new light engine for introduction with our 1080 to HDTV later this month. At the same time, we were successful in attracting a small group of investors who believed in our company and were willing to risk their capital to keep alive our dream.
And finally, we were fortunate to meet another team of like-minded entrepreneurs in Syntax Groups Corporation who saw the synergies that a combined company could offer. On the 29th of this month, we will hold our shareholder meeting to vote on the future of Brillian. I urge each of you to vote your proxies in favor of the proposals that your board of directors has recommended.
Let me talk a little bit about the market. Microdisplay based rear projection televisions continue to show broad acceptance in the North American market. Last year, most analysts believed that plasma TVs would dominate the large screen market and that RPTVs would decline. That has changed. The recent Widescreen Review LCoS shootout, conducted by Dr. Ray Soneira and Forden Forbes, highlighted the emerging dominance of LCoS.

Dr. Soneira was quoted, “In my opinion, LCoS is now the best display technology available. I have done in-depth analysis of CRT, LCD, plasma and VLT, and LCoS is now the clear leader.” Given LCoS’ interest in China, two respected publications, Electronics Technology Monthly Review in Hong Kong and the Electronics Bulletin in China and Hong Kong, have chosen to represent —to reprint the Widescreen Review’s current LCoS shootout.
Currently, the LCoS shootout is being translated into both simplified Chinese and traditional Chinese. Separately, I-Supply, an industry analyst firm, reported that the flat information display form in San Francisco last week, that microdisplay RPTVs will grow 50% to over 4 million units in 2004. I believe that forecast may be low by as much as 1 million units. As many of you know, as we approach the 2008 Beijing Olympics, the Chinese Government has announced a major initiative in LCoS rear projection TVs.
Through our new partners, Syntax and Kolin, we have learned that there is opportunity for Brillian to participate in that initiative and we will follow up on that after we complete the merger.
Let me now turn to the status of our new light engine and the 1080 HDTV. We have completed the first pilot build of light engines. These units went into certification and are being made available as demo units. I’m pleased to announce that we have received UL, CSA, FCC, Dolby and Crestron certification. Our ATSC tuner is complete with multi-city validation and we have also passed pack and ship testing of the completed units.
Final changes for the first production run of light engines have been submitted to our manufacturer in China and we expect to begin light engine and TV production this month. As you know, our capacity here in Tempe is approximately 30,000 LCoS imager sets per month and 1,000 light engines per month.
The second convergence tool is expected in early first quarter, which will double light engine capacity as we ramp for retail volumes. As we look forward to CES this year, I anticipate that we will be showing new products both in LCD and LCoS technologies in both the retail and professional markets.
Thank you, and now Wayne and I will be happy to answer questions from the analyst community.
Q U E S T I O N S  A N D  A N S W E R S
Operator
Thank you Mr. Sollitto. (Operator Instructions). And our first question comes from the line of Rick Faust of C.E. Unterberg, Towbin. Please proceed.
Rick Faust — C.E. Unterberg, Towbin — Analyst
Good afternoon.
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Hi Rick.

Rick Faust — C.E. Unterberg, Towbin — Analyst
Hi, nice to talk to you. I just wanted to get a handle — so you’ve selected a manufacturing partner in China for the light engines at this point?
Vincent Sollitto Jr — Brillian Corporation — President and CEO
No, we have not. We are in negotiations right now. It seems very interesting. As you know, most of the parts for the light engine are made in China and so while we are also working on doing light engine manufacturing in Tijuana near the TV plant, it’s also a natural to consider China where we manufacture the parts. I think we’ll make some progress on that in the next month and I hope to resolve the second source for the light engines by the end of the year.
Rick Faust — C.E. Unterberg, Towbin — Analyst
Okay. So in the next couple of months, or the next month or so, we’ll have more clarity as to where the second source will be.
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Correct.
Rick Faust — C.E. Unterberg, Towbin — Analyst
And in the near term, you said you have a second conversions tools coming to Tempe which will double your capability there? Is that right?
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Yes. We’re probably going to move that directly to the second source and replicate the technology there. That’s our approach which would be to duplicate that capability at the second source and then grow volume from there.
Rick Faust — C.E. Unterberg, Towbin — Analyst
Okay. I know it’s early in the production ramp, but do you have any early estimations on what your yields will be on both the imagers and ultimately the final light engine assembly? And what kind of volumes could you ultimately support next year?
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Well, the first point about the yields — on the imager, we’re only producing hundreds of imagers per month now as opposed to thousands, but we have yield of between 50 and 60% on completed imager dye. That means the yield of the backplane as well as the yield of the process and the yield of inspection and test. And that’s well within our requirements for meeting our volume capabilities.
With respect to the light engines, it’s a little bit different. We actually get 100% yield on light engines because of the way it’s been designed. If there is any defect, it is re-workable and so we — I believe we’ve lost two light engines in — gosh, for the last 800 that we’ve built. So it’s a — it’s a very manufacturable design that we have. So in terms of total capacity, as I mentioned before, light engine capacity here in Tempe is 1,000 per month. Imager capacity is 30,000 sets per month and we’ll be increasing light engine capacity.

In terms of televisions, we have the capability right now for 500 per month in North Phoenix, and as we get to approach that, we will move to virtually unlimited capacity in Tijuana at the additional facilities.
Rick Faust — C.E. Unterberg, Towbin — Analyst
Great. And your expectation is that you will ultimately sell, or allow Syntax to sell this through their channel, the Ölevia brand — we’ll have some sort of a LCoS model using your new light engine?
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Yes, I think what’s-his-face at CES, Ölevia branded LCoS TVs using our new light engine should be available for discussions with retailers and we’re very excited about the prospects of going to a very high volume Syntax branded LCoS retail TV.
Rick Faust — C.E. Unterberg, Towbin — Analyst
Okay, that’s great. One final thing, the Syntax gross margin, I was actually surprised to see it be as high as it was. Why was it that good and also, I mean, should we be thinking maybe higher teens or should we still kind of think low to mid teens longer term?
Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
Yes. Rick, this is Wayne. Yes, it was the highest in their history. I wouldn’t go too far in terms of revising the model at this time. It was a great quarter for them. Their pricing stayed stronger than they had anticipated.
The mix was good towards some of the larger screen sizes and that helped them out. But with Christmas season coming on, I think it would be pretty mature to really adjust that gross market percentage in the model. As I indicated, my guidance is kind of low to mid teens in the near term and growing with volume and some technological — potential technological enhancements in the future.
Rick Faust — C.E. Unterberg, Towbin — Analyst
All right. And obviously, large growth expected unit wise there into December. Obviously, that’s the strongest selling quarter, but also new retailers coming on. What gives you the visibility and confidence for that ramp?
Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
Well, they’ve got the new distributor, the new retailers coming on, the orders are coming in stronger, so, based on the orders, the shipments in October, that’s the range that we’re looking at. You notice on the balance sheet the inventory has expanded pretty significantly. That was obviously in anticipation of supply and meeting that demand.
Rick Faust — C.E. Unterberg, Towbin — Analyst
Okay, great. Thanks a lot, guys.
Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
All right, thank you.

Vincent Sollitto Jr — Brillian Corporation — President and CEO
Sure.
Operator
And our next question comes from the line of Matthew Smith of CIBC. Please proceed.
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Hi Matt.
Matthew Smith — CIBC — Analyst
Good evening, gentlemen, how are you doing?
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Good.
Matthew Smith — CIBC — Analyst
Good. I guess just following on a little bit from the prior comment that you just made. Are you able to say at all what the revenues were for Syntax/Brillian in October? And also, can you give us some idea of how the mix of LCD TVs will fare in 4Q of ‘05 versus 3Q of ‘05?
It does look from the guidance like blended ASPs will be coming down. I wondered if that was more of a mix thing or whether it was intentional on Syntax’s part, dropping prices in order to stimulate demand for the Christmas season.
And I guess then just talking about the inventory levels. Assuming Syntax can do the sort of 95 to 105,000 units or assuming the demand is there, can Syntax source all of the inventory or the panel supply that it needs to given that some of the news from the panel manufacturers out of Taiwan is that 32 inch sizes and so on are fairly tight at the moment? Thanks.
Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
Okay. Well, let me see if I can remember all of these, Matt. First of all, I can’t comment on October revenue. Shipments are strong. I would indicate that the shipments in the month of October were greater than the entire quarter, September quarter, and so they’re on track to do those numbers that I’ve indicated.
Matthew Smith — CIBC — Analyst
Right.

Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
As far as mix, I think we’re going to see obviously in the Christmas season, their new — the 26 inch seems to be going pretty well, but overall, it seems to — the trend is that the mix continues to move towards larger screen sizes. The 30 and the 32 inches are strong and, so I think we’re going to see some good mix, but I think the overall mix for the December quarter is going to, as you indicated, bring down the overall ASPs.
As I move forward in subsequent quarters, I’ll start to develop a baseline here so I can give you some ASP data, but I just I don’t have it right now in a good summarized form to give to you.
Matthew Smith — CIBC — Analyst
Okay.
Vincent Sollitto Jr — Brillian Corporation — President and CEO
I’ll give you one thing, Matt, that I recognize. Most recently, Syntax has moved from just being the number one selling TV on Amazon.com to getting reviews that are talking about the performance and the quality of their televisions.
The Ultimate Guide to Home Theater Gear, which was put out by Perfect Vision Magazine, which is a video file magazine, gave the Editor’s Choice Award to the 32 inch model. And most recently, the 42 inch Ölevia TV has received an award from the Electronic Home Show, which was best video display category and also the Technical Living Magazine as the 2005 Hot List product. So I think we’re going to start seeing a lot more interest in some of the larger sized televisions from Syntax and I think going from value to best in size is a pretty exciting change for them.
Matthew Smith — CIBC — Analyst
Great.
Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
Matt, just to give you a little bit of follow-up on some overall market data on product mix. All of the industry analysts that I’ve seen are anticipating that for the next year or two, even though they anticipate panel pricing to decrease pretty rapidly, they expect overall ASPs at retail to remain at about $1,000 per unit, which indicates that the shift is going to be towards larger screen sizes.
Matthew Smith — CIBC — Analyst
Okay.
Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
Okay? And your last question, I believe your last question — let me know if I missed one — that you’d asked, related to inventory and their ability to satisfy the demand in the quarter. You saw the inventory of $39.5 million on the September balance sheet. That gave them good momentum into the quarter. Right now, their suppliers are telling them that they should be able to supply them with the quantities they need and the screen sizes they need to hit the — to hit the revenue projections.

Matthew Smith — CIBC — Analyst
Great. Thanks very much. Very good answers, thanks.
Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
Okay.
Operator
And our next question comes from the line of Michael Bertz of WR Hambrecht. Please proceed.
Michael Bertz — WR Hambrecht — Analyst
Thanks and good afternoon, gentlemen.
Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
Hey Michael.
Michael Bertz — WR Hambrecht — Analyst
Hi. So I have a couple of questions for you. First, I know in the past you guys have kind of gone towards some OEM business and private label and now it looks like we’ll see some Ölevia branded LCoS TVs. Are you — do you think you’ll still be pursuing other OEMS or other small private channel business?
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Great question, Michael. Let me talk about the strategy here as we see it. We believe that the opportunity for an outstanding LCoS product in the retail channel under the Ölevia brand is going to give us tremendous volume and an opportunity to really take a large share.
Along with that volume comes excellent costs, both through the volume that we will receive from the retail channel, but also through the relationships and the common supply partners that we have with the Ölevia branded Syntax products. So that allows us to now reduce our cost on the light engine manufacturing.
That permits us to add additional features and functions at the very high end for our — an award-winning Brillian product. And also, it allows us to offer a very exciting price point to OEMs. Whether those OEMs are light engine customers or they’re actual OEM branded TV customers, we continue to look at that as part of our long-term strategy.
Michael Bertz — WR Hambrecht — Analyst
Okay, terrific. And then, next question, for the microdisplay revenue you guys recognized here in the last quarter. I know you talked about some of it being projector and a little bit, near-to-eye, is the projector all pretty much a real projection business?

Vincent Sollitto Jr — Brillian Corporation — President and CEO
No, it’s a mix of front projection, rear projection, as well as projection printing.
Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
Right.
Michael Bertz — WR Hambrecht — Analyst
Okay.
Vincent Sollitto Jr — Brillian Corporation — President and CEO
We’ve had a pretty steady business in those imagers going forward. The near- eye business continues to see first-time orders from new customers for pre-production runs. I’m not in a position today to talk about whether we think 2006 is the year that near- eye really takes off, although there is a lot of optimism on that.
There are three main drivers that I believe will affect that business going forward. You’ve got a lot of interest in that area because of the video i-Pod and the opportunity to add a larger screen, optic screen to that portable device.
Secondly, with some of the movement towards third-generation wireless, we’re seeing video streaming over the cell phone network and an attachment to a cell phone that allows us to see a bigger picture is also interesting.
And then finally, what we’ve talked about for some time, and that is the potential to play interactive games in a much more portable opportunity for game players. That’s one of the things that I think will catch on. Which of those opportunities will be dominant in 2006 isn’t clear today, but as soon as we see some movement in one of those directions, we’ll let you know.
Michael Bertz — WR Hambrecht — Analyst
Okay, fair enough. And just to follow-up with you on this, but the front projection business, would that be for more higher end use or is there something where you could see something to replace some high temperature polysilicon for light business protectors?
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Well, I mean, we have quite a few applications that are very high end. One is an application for a flight simulator that produces 40,000 to 1 contrast. We’re using four imagers in an LCoS projector.
We also have three imager front projector customers who are making products for that market, as well as, of course, potential OEMs who have been buying chip sets for their testing and light testing.
Michael Bertz — WR Hambrecht — Analyst
Okay, great. And then, in terms of — and frankly, you may not really want to offer too much on this, but what kind of MSRP do you think that you guys can put out there for a 65 inch LCoS set based on the cost structure you would be looking at? I mean, is there something that’s going to be directly competitive with DLP at similar sizes or is there going to be some premium based on the quality and 10ADP or whatever?

Vincent Sollitto Jr — Brillian Corporation — President and CEO
Good question. I think if you look at — let’s start with the high end model. Our model for the high end is very different of course. The price is important, but the quality of the picture is most important.
And the customers that we have at the high end of the Pro AV space, varies from on screen televisions and TV studios to remote learning centers with Arizona State University. They have 23 of them. We are on a country music station that uses two of our televisions in their kind of American Idol show.
So it really varies in the commercial space. In the consumer space, we’re talking about the CD channel, and that’s home theater installers who put together very sophisticated packages. That’s why you saw we’re Crestron certified, so that we can work with all of the controls they use in that application.
But if you look at the retail space, the approach in the retail space that’s been very successful for Syntax, is one that we’d like to continue to follow, and that is to have a very strong relationship with the distribution channel and to have a very thin margin structure in that space.
If we can replicate that with the cost structure that we believe we’ll have in LCoS, we believe our product can be at the retail level in a disruptive price for the quality of this television. What’s that price going to be? Not clear to me today, but we think it can be under $3,000.
Michael Bertz — WR Hambrecht — Analyst
Okay. That’s clear enough. Then the last question and I guess this kind of reflects on that some. You talked about how your high end installers are positioned in some pretty good channels.
In terms of how they’re positioning versus the higher end deal piece sets that are out there as well, is it really being positioned on resolution or brightness, or what’s the defining qualities that they’re using in that channel?
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Yes, I think the best way to answer that is to go towards the reviews that have been coming out. I mean, whether you’re a video file and want to read the widescreen review LCoS shootout that’s come out this month and will go on for two more months, those are clearly very technical and detailed measurements explaining the benefits of LCoS over not just DLP, but plasma, LCD and now even in CRT.
So it’s clearly — LCoS is clearly the best technology from a video file perspective. But if you don’t want to get into that kind of depth, there are reviews from Extreme Tech and PC Magazine who have also said that the — our 720P product is the best rear projection 720 TVs they’ve ever seen.
And that bars none of the DLP products. I think DLP is a great entry level HDTV for those people who are coming from a CRT. Once you’re looking at the TV that you’re going to spend most of your viewing on in a home theater environment, I think LCoS is going to win hands down.
Michael Bertz — WR Hambrecht — Analyst
Okay, great. Thanks a lot, guys.

Vincent Sollitto Jr — Brillian Corporation — President and CEO
Sure.
Wayne Pratt — Brillian Corporation — VP and Chief Financial Officer
Thank you.
Operator
(Operator Instructions). And sir, there are no more questions at this time. Mr. Sollitto, do you have any closing remarks?
Vincent Sollitto Jr — Brillian Corporation — President and CEO
Yes. I would just like to thank everybody for joining us today. I hope you’re as excited about Brillian as I am. I’d also like to remind everyone that Brillian will be at the Consumer Electronics Show in Las Vegas January 5th through January 7th in 2006. Thank you and goodbye.
Operator
Ladies and gentlemen, thank you for your participation in today’s conference call. This does conclude your presentation and you may now disconnect. Have a great day.